Exhibit 20

CORNING INCORPORATED AND SUBSIDIARY COMPANIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURE TO GAAP FINANCIAL MEASURE
Year Ended December 31, 2014
(Unaudited; amounts in millions, except per share amounts)

	Net sales	Equity earnings	Income before income taxes	Net income	Effective tax rate	Per share

As reported	$9,715	$266	$3,568	$2,472	30.7%	$1.73
Constant-yen (1)*	240	1	197	144		0.10
Constant-won (1)			37	26		0.02
Purchased collars and average forward contracts (2)			(1,369)	(916)		(0.64)
Acquisition-related costs (3)			74	57		0.04
Discrete tax items and other tax-related adjustments (4)				240		0.17
Litigation, regulatory and other legal matters (5)			(1)	(2)
Restructuring, impairment and other charges (6)			86	66		0.05
Liquidation of subsidiary (7)				(3)
Equity in earnings of affiliated companies (8)		43	43	38		0.03
Gain on previously held equity investment (9)			(394)	(292)		(0.20)
Settlement of pre-existing contract (9)			320	320		0.22
Contingent consideration fair value adjustment (9)			(249)	(194)		(0.14)
Post-combination expenses (9)			72	55		0.04
Other items related to the Acquisition of Samsung Corning Precision Materials (9)			(9)	(12)		(0.01)
Pension mark-to-market adjustment (10)			29	24		0.02

Core performance measures	$9,955	$310	$2,404	$2,023	15.8%	$1.42

* In the first quarter of 2015, we changed the yen-to-dollar management rate from ¥93 to ¥99 to closely align with the yen-denominated hedges entered into for the years 2015 through 2017.  The foregoing year ended December 31, 2014 reconciliation has been recast based on the new rate.

© 2015 Corning Incorporated. All Rights Reserved.

In managing the Company and assessing our financial performance, we supplement certain measures provided by our consolidated financial statements with measures adjusted to exclude certain items, to arrive at Core Performance measures.  We believe reporting Core Performance measures provides investors greater transparency to the information used by our management team to make financial and operational decisions.  Corning has adopted the use of constant currency reporting for the Japanese yen and Korean won, and uses an internally derived management rate which is aligned to our yen- and won-denominated portfolio of zero-cost collars and average rate forwards.  In the first quarter of 2015, we changed the yen-to-dollar management rate from ¥93 to ¥99 to align with the yen-denominated hedges entered into for the years 2015 through 2017.

Net sales, equity in earnings of affiliated companies, and net income are adjusted to exclude the impacts of changes in the Japanese yen, the Korean won, the realized and unrealized impact of the yen-denominated purchased and zero-cost collars and average forward contracts, the realized and unrealized impact of the won-denominated zero-cost collars, acquisition-related costs, discrete tax items, restructuring and restructuring-related charges, certain litigation-related expenses, pension mark-to-market adjustments, and other items which do not reflect on-going operating results of the Company or our equity affiliates.  These measures are not prepared in accordance with GAAP.  We believe investors should consider these non-GAAP measures in evaluating our results as they are more indicative of our core operating performance and how management evaluates our operational results and trends.  These measures are not, and should not be viewed as a substitute for GAAP reporting measures.

Items which we exclude from GAAP measures to arrive at Core performance measures are as follows:

(1)	Constant-currency adjustments:

Constant-yen:  Because a significant portion of Display Technologies segment revenues and manufacturing costs are denominated in Japanese yen, management believes it is important to understand the impact on core earnings of translating yen into dollars.  Presenting results on a constant-yen basis mitigates the translation impact of the Japanese yen, and allows management to evaluate performance period over period, analyze underlying trends in our businesses, and establish operational goals and forecasts.  As of March 31, 2015, we used an internally derived management rate of ¥99, which is closely aligned to our current yen portfolio of zero-cost collars and average rate forwards, and have recast the year ended December 31, 2014 period presented based on this rate in order to effectively remove the impact of changes in the Japanese yen.

Constant-won:  Following the Acquisition of Samsung Corning Precision Materials and because a significant portion of Corning Precision Materials’ costs are denominated in Korean won, management believes it is important to understand the impact on core earnings from translating won into dollars.  Presenting results on a constant-won basis mitigates the translation impact of the Korean won, and allows management to evaluate performance period over period, analyze underlying trends in our businesses, and establish operational goals and forecasts without the variability caused by the fluctuations caused by changes in the rate of this currency.  We use an internally derived management rate of 1,100, which is consistent with historical prior period averages of the won.

(2)
Purchased and zero-cost collars and average forward contracts:  We have excluded the impact of our yen-denominated purchased and zero-cost collars and average forward contracts for each period presented.  We have also excluded the impact of our portfolio of Korean won-denominated zero-cost collars.  By aligning an internally derived rate with our portfolio of purchased and zero-cost collars and average forward contracts, and excluding other yen-related transactions and the constant-currency adjustments, we have materially mitigated the impact of changes in the Japanese yen and Korean won.

(3)	Acquisition-related costs: These expenses include intangible amortization, inventory valuation adjustments and external acquisition-related deal costs.
(4)
Discrete tax items and other tax-related adjustments:  This represents the removal of discrete adjustments attributable to changes in tax law and changes in judgment about the realizability of certain deferred tax assets, as well as other non-operational tax-related adjustments.  This item also includes the income tax effects of adjusting from GAAP earnings to core earnings.

(5)
Litigation, regulatory and other legal matters:  Includes amounts related to the Pittsburgh Corning Corporation asbestos litigation, adjustments to our estimated liability for environmental-related items and other legal matters.

(6)	Restructuring, impairment and other charges: This amount includes restructuring, impairment and other charges, as well as other expenses and disposal costs not classified as restructuring expense.
(7)	Liquidation of subsidiary: The partial impact of non-restructuring related items due to the decision to liquidate a consolidated subsidiary that is not significant.
(8)
Equity in earnings of affiliated companies:  These adjustments relate to items which do not reflect expected on-going operating results of our affiliated companies, such as restructuring, impairment and other charges and settlements under “take-or-pay” contracts.

© 2015 Corning Incorporated. All Rights Reserved.

(9)
Impacts from the Acquisition of Samsung Corning Precision Materials: Pre-acquisition gains and losses on previously held equity investment and other gains and losses related to the acquisition, including post-combination expenses, fair value adjustments to the indemnity asset related to contingent consideration and the impact of the withholding tax on a dividend from Samsung Corning Precision Materials.

(10)
Pension mark-to-market adjustment:  Mark-to-market pension gains and losses, which arise from changes in actuarial assumptions and the difference between actual and expected returns on plan assets and discount rates.  In accordance with GAAP, Corning recognizes pension actuarial gains and losses outside of the corridor, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year, for our defined benefit pension plans annually in the fourth quarter of each year and whenever a plan is remeasured or valuation estimates are finalized.  Actuarial gains and losses occur when actual experience differs from the estimates used to allocate the change in value of pension plans to expense throughout the year or when assumptions change, as they may each year.  Significant factors that can contribute to the recognition of actuarial gains and losses include changes in discount rates, differences between actual and expected returns on plan assets, and other changes in actuarial assumptions such as life expectancy of plan participants.  Management believes that pension actuarial gains and losses are primarily financing activities that are more reflective of changes in current conditions in global financial markets, and are not directly related to the underlying performance of our businesses.

© 2015 Corning Incorporated. All Rights Reserved.